Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated November 20, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 20, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

The Hague - November 20, 2012

Aegon CFO Jan Nooitgedagt to retire; Darryl Button named as successor and CRO Tom Grondin to join the Management Board

Aegon announces that Chief Financial Officer Jan Nooitgedagt (59, Dutch) has decided to retire at the end of his current term, in line with Aegon’s retirement arrangements for Executive Board members. The Supervisory Board of Aegon N.V. will propose the appointment of Darryl Button (43, Canadian) as his successor and as a member of the Executive Board at Aegon’s Annual General Meeting of Shareholders on May 15, 2013. Mr. Button is currently Executive Vice President and Head of Aegon’s Corporate Financial Center and previously served as CFO of Aegon Americas for eight years. The appointment of Mr. Button is subject to the approval of the Dutch Central Bank.

As of January 1, 2013, Chief Risk Officer Tom Grondin (43, Canadian) will be appointed to Aegon’s Management Board. Mr. Grondin has served as Chief Risk Officer since 2003. The inclusion of Mr. Grondin’s position on the Management Board reflects the importance of risk management within the organization. The Management Board will be comprised of the CEO, CFO and CRO of Aegon N.V., the CEO of Aegon Americas, the CEO of Aegon The Netherlands, the CEO of Aegon UK, and the CEO of Aegon Central & Eastern Europe.

“We are grateful to Jan for the significant role he has played in strengthening Aegon’s financial position and risk profile during the challenges of the past years,” said Supervisory Board Chairman Rob Routs. “We have full confidence in Darryl Button and look forward to benefiting from his extensive operational experience in Aegon’s largest country unit as management continues to pursue the clear strategic priorities it has identified for the coming years. With the appointment of Tom Grondin to the Management Board we will further strengthen our disciplined approach to managing business risk in a manner that supports our long-term growth ambitions.”

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

Darryl Button

Executive Vice President, Head of the Corporate Financial Center

43, Canadian

Darryl Button was appointed Executive Vice President and Head of Aegon’s Corporate Financial Center on September 1, 2012. His current responsibilities include actuarial, accounting and reporting, as well as treasury and capital management, tax, and investor relations.

Darryl joined Aegon in 1999 as Director of Product Development and Risk Management of Aegon USA’s Institutional Markets operating unit. He was named Aegon USA’s Corporate Actuary in 2002 and Chief Financial Officer of Aegon Americas in 2005, where he oversaw overall balance sheet management activities for the Americas. Between 2008 and 2011, he was given the additional responsibilities of Chairman, as well as executive management responsibility for Aegon’s Canadian operations. Prior to joining Aegon, Darryl was employed by Mutual Life Insurance Co. of Canada.

Darryl earned a Bachelor’s of Mathematics degree in Actuarial Science and Statistics from the University of Waterloo in Ontario, Canada. He is a Fellow of the Society of Actuaries, Fellow of the Canadian Institute of Actuaries, and a member of the American Academy of Actuaries.

Tom Grondin

Executive Vice President, Chief Risk Officer

43, Canadian

Tom Grondin was appointed Chief Risk Officer of Aegon N.V. in August 2003. His current responsibilities include managing the risk and compliance functions. In this role, Tom is responsible for the development and oversight of Aegon’s Enterprise Risk Management framework and internal Economic Framework. The Economic Framework has helped guide Aegon’s risk and business strategy over the years.

Tom joined Aegon in 2000 as Director of Product Development and Risk Management and was later promoted to Chief Actuary of Aegon USA’s Institutional Markets operating unit. As Chief Actuary, he had overall responsibility for pricing, profitability and risk management for the business. Prior to joining Aegon, Tom was employed as a consultant at Tillinghast-Towers Perrin, and before that as an Asset/Liability manager at Manulife Financial.

Tom holds a B.A. in Mathematics and Statistics from the University of Windsor in Ontario, Canada. He is a Fellow of the Society of Actuaries, Fellow of the Canadian Institute of Actuaries, and a member of the American Academy of Actuaries.

DISCLAIMER

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Details of potential risks and uncertainties affecting the company are described in the company’s filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 25,000 people and have nearly 47 million customers across the globe. Further information: aegon.com.